SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 1
to
ANNUAL REPORT
OF
REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

__________________

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrés de la Cruz, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

*           The Registrant is filing this annual report on a voluntary

TABLE OF CONTENTS

EXPLANATORY NOTE	3

SIGNATURE	4

EXHIBIT INDEX	5

EX-99.E RECENT DEVELOPMENTS	E-1

2

EXPLANATORY NOTE

This amendment to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2012 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 5 consecutively.

(b) The following exhibit:

Exhibit 99.E:     Recent Developments

This amendment No. 1 to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 29th day of July, 2013.

REPÚBLICA ORIENTAL DEL URUGUAY By: /s/ Fernando Lorenzo Fernando Lorenzo Minister of Economy and Finance of República Oriental del Uruguay

4

EXHIBIT INDEX

Exhibit 99.E:       Recent Developments

5

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K, for the fiscal year ended December 31, 2012.  To the extent the information in this section differs from the information contained in such annual report, the information in this section replaces such information.  Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

INTRODUCTION

In March 2013, Banco Central adjusted its criteria with respect to the publication of the public sector debt statistics to adopt fully those followed by the IMF and the World Bank.  Prior to 2013, deposits of the non-financial public sector held with Uruguay’s banking system had been deducted from Uruguay’s gross domestic public sector debt.  According to the new methodology adopted by Banco Central, deposits of the non-financial public sector held with Uruguay’s banking system are solely recorded as assets and are no longer deducted from gross domestic public sector debt to make Uruguayan statistics comparable with statistics published by other countries that follow the IMF and World Bank’s methodology.  Data relating to gross domestic public debt for prior years has been restated following this new methodology.  The change in reporting methodology has no impact on Uruguay’s data regarding total gross public external debt.

THE ECONOMY

The Mercosur Agreements

As a result of the impeachment of former President Mr. Lugo in June 2012 and his destitution by the Paraguayan Congress, Paraguay was temporarily suspended as a Mercosur member in July 2012.  In addition, in July 2012, Mercosur members (other than Paraguay) admitted the Republic of Venezuela as a full member of Mercosur.  Venezuela is required to adopt the Mercosur common external tariff by 2016.  In April 2013, Paraguay held presidential elections and in July 2013 Mercosur members lifted Paraguay's suspension.  Paraguay has to decide whether to rejoin Mercosur.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP for the periods indicated.  The figures included in the table are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Expenditure
(% change from previous year, except as otherwise indicated, 2005 prices)

	2008(1)	2009(1)	2010(1)	2011(1)	2012(1)	January/March 2013(1)(2)
Government consumption	9.3%	4.1%	1.0%	3.6%	5.4%	5.2%
Private consumption	9.1	(1.6)	13.7	8.9	6.5	4.8
Gross fixed investment	19.3	(5.7)	13.3	5.5	19.4	14.4
Public sector (% of gross fixed investment)	21.4	9.5	(6.1)	(12.1)	5.2	21.7
Private sector (% of gross fixed investment)	18.7	(10.1)	20.1	10.3	22.5	11.3
Exports of goods and services	8.5	4.2	7.8	6.3	1.6	(9.9)
Imports of goods and services	24.4	(9.3)	14.8	13.4	13.6	0.1

___________________
(1)          Preliminary data.
(2)          January 1- March 31, 2013 compared to January 1- March 31, 2012.

Source:  Banco Central.

Principal Sectors of the Economy

The following table sets forth the components of Uruguay's GDP and their respective growth rates for the periods indicated. The percentages in the table are based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Sector
(% change from previous year, except as otherwise indicated, 2005 prices)

	2008(1)	2009(1)	2010(1)	2011(1)	2012(3)	January/March 2013(1)(2)
Agriculture, livestock, fishing and forestry(3)	2.1%	1.6%	0.5%	4.4%	(1.6)%	5.7%
Mining	1.7	0.3	2.1	7.3	15.5	n/a
Manufacturing	8.1	(3.7)	3.6	1.2	1.6	2.0
Electricity, gas and water	(51.1)	15.6	88.0	(25.6)	(21.9)	163.6
Construction	2.6	0.7	3.7	6.5	18.7	1.3
Commerce, restaurants and hotels	11.9	1.4	13.6	9.9	3.4	0.4
Transportation, storage and communications	30.7	12.5	17.6	12.6	7.4	4.4
Real estate, business, financial and insurance services	4.5	1.5	4.5	7.7	5.4	n/a
Other services(4)(5)	4.6	3.8	1.8	2.7	3.3	1.3
Total GDP	7.2%	2.4%	8.9%	5.7%	3.9%	3.7%
___________________
n/a: not available
(1)                Preliminary data.
(2)                January 1- March 31, 2013 compared to January 1- March 31, 2012.
(3)                Data for the period January/March 2013, includes mining.
(4)                Includes public sector services and other services.
(5)                Data for the period January/March 2013, includes real estate, business, financial and insurance services.

Source:  Banco Central.

Uruguay’s GDP grew by 3.7% in the first quarter of 2013 compared with the same period of 2012.  The increase in the first quarter of 2013 was mainly due to improved levels of activity, primarily in the electricity, gas and water sector, the agriculture, livestock and fishing sector and the transportation storage and communication sector.

In the first quarter of 2013, Uruguay’s GDP increased 1.2% (measured on a seasonally adjusted basis) compared to the last quarter of 2012.

Agriculture, Livestock and Fishing

In the first quarter of 2013, the agriculture, livestock and fishing sector grew by 5.7% compared with the same period of 2012 driven by the improvement in the agricultural sector, in particular, the strong expansion of soybean and wheat production fueled by high international commodity prices and favorable weather conditions. In addition, cattle production increased during this period as a result of the normalization of rainfall levels. This increase was partially offset by a decrease in milk production.

Manufacturing

In the first quarter of 2013, the manufacturing sector grew by 2.0% compared with the same period of 2012.  This increase was mainly driven by oil and refined products, pulp and paper products and leather goods, offsetting decreases in foodstuffs, textiles and machinery.

Electricity, Gas and Water

In the first quarter of 2013, the electricity, gas and water sector grew by 163.6% compared with the same period of 2012.  This increase was the result of normalization of rainfall levels, which in turn allowed an increased use of hydroelectric source for electricity generation.

Construction

In the first quarter of 2013, the construction sector grew by 1.3% compared with the same period of 2012.  This increase was mainly due to public and private sector investment.  Public sector investment was fueled by infrastructure projects by UTE (electric power utility company), ANTEL (telecommunications company) and ANP (which operates most of Uruguay’s ports).

Commerce, Restaurants and Hotels

In the first quarter of 2013, the commerce, restaurants and hotels sector grew by 0.4% compared with the same period of 2012.  This increase was mainly due to an increase in commerce, as a result of an increase in consumption of imported products.  This increase was partially offset by a decrease in restaurants and hotels due to a decrease in tourism activities.

Transportation, Storage and Communications

In the first quarter of 2013, the transportation, storage and communications sector grew by 4.4% compared with the same period of 2012.  This increase is attributable mainly to the communications segment, reflecting an increase in the use of mobile communication and internet services. This increase was partially offset by a decrease in transportation, mainly as a result of the discontinuation of Pluna’s activities.

Employment, Labor and Wages

Employment

The employment rate decreased from 59.8% at May 31, 2012 to 59.7% at May 31, 2013.  Unemployment declined from 6.7% at May 31, 2012 to 6.3% at May 31, 2013.

The following table sets forth certain information regarding employment and labor in Uruguay as of the dates indicated.

Employment and Labor
(% by population)

	As of December 31,					As of May 31,
	2008	2009	2010	2011	2012	2013
Nationwide:
Participation rate(1) (2)	62.5%	63.1%	62.7%	64.5%	63.8%	63.7
Employment rate(3)	57.7	58.5	58.4	60.7	59.9	59.7
Unemployment rate(4)	7.7	7.3	6.8	6.0	6.1	6.3
By Gender
Male	5.4	5.2	5.0	4.5	4.6	5.0
Female	10.1	9.8	9.0	7.5	7.9	7.8
By Age
Under 25 years	21.3	20.2	19.7	17.4	17.7	19.6
Over 25 years	5.0	4.8	4.3	3.8	3.9	3.7
Montevideo:
Participation rate(1) (2)	63.8	64.8	64.9	66.8	65.9	65.0
Employment rate(3)	59.2	59.9	60.4	62.6	61.6	60.7
Unemployment rate(4)	7.3	7.6	6.9	6.2	6.5	6.6
___________________
(1)
To be considered employed, a person above the minimum age requirement (14 years old) must have worked at least one hour with remuneration or fifteen hours without remuneration during the preceding week.

(2)	Labor force as a percentage of the total population above the minimum age requirement.
(3)	Employment as a percentage of the total population above the minimum age requirement.
(4)	Unemployed population as percentage of the labor force.

Sources: Instituto Nacional de Estadística (INE) and Banco Central.

Wages

For the 12-month period ended May 31, 2013, average nominal wages increased 11.7%, while average real wages increased 3.4%.  During this period, average public sector wages increased 10.5% and 2.3% in nominal and real terms, respectively, while average private sector wages increased 12.4% and 4.0% in nominal and real terms, respectively.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended May 31, 2013 totaled US$8.7 billion, compared to US$8.2 billion for the 12-month period ended May 31, 2012.  Merchandise imports totaled US$11.4 billion for the 12-month period ended May 31, 2013, compared to US$11.2 billion for the 12-month period in ended May 31, 2012.

Merchandise trade for the 12-month period ended May 31, 2013 recorded a deficit of US$2.7 billion, compared to a deficit of US$2.9 billion for the 12-month period ended May 31, 2012.

The following table sets forth information on exports and imports for the periods indicated.

Geographical Distribution of Merchandise Trade
(in millions of US$ and % of total exports/imports)

	For the 12-month period ended May 31,
	2012(1)		2013(1)
EXPORTS (FOB)
Americas:
Argentina	US$ 565	6.9%	US$ 498	5.7%
Brazil	1,672	20.3	1,672	19.1
United States	280	3.4	356	4.1
Other	1,287	15.6	1,207	14.7
Total Americas	3,804	46.2	3,733	42.7
Europe:
European Union:
France	37	0.4	34	0.4
Germany	289	3.5	250	2.9
Italy	135	1.6	127	1.4
United Kingdom	118	1.4	110	1.3
Other EU	515	6.3	461	5.6
Total EU	1,093	13.3	982	11.2
EFTA(2) and other	607	7.4	596	7.2
Total Europe	1,700	20.6	1,579	18.0
Africa	339	4.1	293	3.4
Asia	860	10.4	1,401	16.0
Middle East	353	4.3	347	4.0
Free Trade Zone	n/a	n/a	n/a	n/a
Other	1,178	14.3	1,396	16.0
Total	US$8,235	100.0%	US$8,749	100.0%
IMPORTS (CIF)
Americas:
Argentina	US$ 1,911	17.1%	US$ 1,720	15.1%
Brazil	2,022	18.1	1,954	17.1
United States	1,251	11.2	889	7.8
Other	1,189	10.6	1,373	12.0
Total Americas	6,373	57.1	5,936	52.0
Europe:
European Union:
France	196	1.8	204	1.8
Germany	259	2.3	259	2.3
Italy	152	1.4	180	1.6
United Kingdom	100	0.9	104	0.9
Other EU	792	7.1	612	5.4
Total EU	1,499	13.4	1,359	11.9
EFTA(2) and other	592	5.3	400	3.5
Total Europe	2,091	18.7	1,758	15.4
Africa	187	1.7	736	6.5
Asia	2,365	21.2	2,633	23.0
Middle East	85	0.8	236	2.1
Other	68	0.6	123	1.1
Total	US$11,169	100.0%	US$11,424	100.0%

___________________
n/a: not available
(1)     Preliminary data.
(2)     European Free Trade Association.

Source:  Banco Central.

FOREIGN TRADE ON SERVICES

Gross tourism receipts totaled US$2.0 billion for the 12-month period ended March 31, 2013, compared to US$2.1 billion for the 12-month period ended March 31, 2012.

Revenues from Tourism

	Number of Tourist Arrivals (in thousands)	Gross Tourism Receipts (in millions of US$)
2008	1,998	1,051
2009	2,099	1,312
2010	2,408	1,496
2011	2,960	2,187
2012	2,846	2,076
For the 12 months ended March 31, 2013	2,821	1,959

__________________
Source: Banco Central.

The following table sets forth the percentage of tourist arrivals from Argentina, Brazil and other countries for the periods indicated.

Tourist Arrivals

(number of tourist by country, in thousands)

						3-months ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Argentina	1,047	1,150	1,262	1,723	1,765	739	708
Brazil	298	264	378	426	396	122	103
Other	653	684	771	811	686	183	209
Total	1,998	2,099	2,408	2,960	2,846	1,043	1,019
             ___________________
            Sources: Banco Central and the Ministry of Tourism.

Tourist Arrivals

(% by country)

						3-months ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Argentina	52.4%	54.8%	52.4%	58.2%	62.0%	70.8%	69.4%
Brazil	14.9	12.6	15.7	14.4	13.9	11.7	10.1
Other	32.7	32.6	32.0	27.4	24.1	17.5	20.5
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
___________________
Sources: Banco Central and the Ministry of Tourism.

Tourism from Argentina and Brazil (primarily during the months of January and February) has historically been the main driver of Uruguay’s services trade results.  On average for the period 2008-2012, the participation of Argentine and Brazilian visitors accounted for 56.0% and 14.0% of total visitors, respectively.   Nevertheless, developments affecting the economies of Argentina and Brazil have affected from time to time the number of tourists that visit Uruguay from those countries as well as gross receipts generated by those visitors. Visitors from Argentina increased by less than 10.0% in 2010 as a result of a downturn in the Argentine economy in 2009 that has been attributed primarily to the global financial crisis.  In 2011, however, tourism from both countries grew. Exchange control measures imposed by  the Argentine government in the second half of 2012 had an adverse impact in the first quarter of 2013, as the number of Argentine tourists  decreased by 4.2% compared to the first quarter of 2012. Future economic results or political conditions in Brazil or Argentina may adversely affect the number of tourists as well as gross tourism receipts originating from Uruguay's neighboring countries.

BALANCE OF PAYMENTS

In the 12-month period ended March 31, 2013, Uruguay’s balance of payments registered an overall surplus of US$2.2 billion, compared to a surplus of US$ 3.5 billion for the 12-month period ended March 31, 2012.

Balance of Payments(1)
(in millions of US$)

	As of March 31,
	2012(2)	2013(2)

Current Account
Merchandise trade balance	US$ (1,633.6)	(2,279.6)
Exports	9,453.7	9,724.5
Imports	(11,087.2)	(12,004.1)
Services, net	1,339.2	756.2
Interests and dividends	(1,529.9)	(1,587.9)
Current transfers(3)	151.9	112.4
Total current account	US$ (1,671.4)	US$ (2,999.0)

Capital and Financial Account
Capital transfers	US$ -	US$ 241.2
Direct Investment	2,567.0	2,655.7
Portfolio Investment(4)	2,561.0	2,092.6
Other Investment	(1,017.8)	1,574.3
Total capital and financial account, net	US$ 4,110.1	US$ 6,563.8

Errors and Omissions(5)	US$ 1,020.2	US$ (1,317.7)
Total balance of payments	US$ 3,458.9	US$ 2,247.1

Change in Banco Central reserve assets(6)	US$ (3,458.9)	US$ (2,247.1)

                      ___________________
(1)	Calculated in accordance with the methodology set forth in the IMF Balance of Payments Manual (Fifth Edition).
(2)	Preliminary data.
(3)	Current transfers consist of transactions without a quid pro quo, including gifts.
(4)	Includes public bonds, commercial paper, notes and commercial banks’ foreign portfolio investment.
(5)	Constitutes a residual item, which is periodically revised as additional information regarding the current and capital and financial accounts becomes available.
(6)	Change in Banco Central international reserve assets does not reflect adjustments in the value of gold.

Current Account

Uruguay’s current account for the 12-month period ended March 31, 2013 recorded a deficit of US$3.0 billion, compared to a deficit of US$1.7 billion for the 12-month period ended March 31, 2012.  The increase in the current account deficit was attributable to a US$ 1.3 billion increase in total imports, mainly related to imports of products for infrastructure development and energy projects during the 12-month period ended March 31, 2013.  In addition, the services, net account contributed to the increase in the current account deficit, as a result of a decrease in tourism activities and an increase in Uruguayan residents traveling abroad.

Capital and Financial Account

Uruguay’s capital and financial account recorded a surplus of US$6.6 billion for the 12-month period ended March 31, 2013, compared to a US$4.1 billion surplus for the 12-month period ended March 31, 2012.  This increase is  mainly attributable to capital inflows, represented mainly by investments by non-residents in Banco Central bonds.

Portfolio investment totaled US$2.1 billion for the 12-month period ended March 31, 2013, compared to US$2.6 billion for the 12-month period ended March 31, 2012.

Other investment recorded an inflow of US$1.6 billion for the 12-month period ended March 31, 2013, compared to an outflow of US$1.0 billion for the 12-month period ended March 31, 2012.

International Reserves

As of July 24, 2013, the international reserve assets of Banco Central totaled US$15.1 billion, including US$7.9 billion in reserves and voluntary deposits of the Uruguayan banking system. As of December 31, 2012, the international reserve assets of Banco Central stood at US$13.6 billion, including US$ 9.0 billion in reserves and voluntary deposits of the Uruguayan banking system.

Foreign Investment

Foreign direct investment totaled US$2.7 billion for the 12-month period ended March 31, 2013, compared to US$2.6 billion for the 12-month period ended March 31, 2012.  This increase was driven by investment in private sector companies, which was partially offset by a reduction in investment in real estate.

The following table shows, by country of origin, direct foreign investment in Uruguay, for the periods indicated.

Foreign Direct Investment
(in millions of US$, except percentages)

	2008(1)		2009(1)		2010(1)		2011(1)
Mercosur
Argentina	US$533.9	25.4%	US$432.3	28.3%	US$587.8	25.7%	US$813.7	32.5%
Brazil	183.2	8.7	109.6	7.2	108.2	4.7	170.2	6.8
Paraguay	31.0	1.5	26.3	1.7	25.6	1.1	47.6	1.9
Venezuela	18.8	0.9	20.1	1.3	54.4	2.4	(11.3)	(0.5)
Europe
Austria	-	n/a	-	n/a	0.5	-	2.6	0.1
Belgium	(2.3)	(0.1)	53.1	3.5	54.9	2.4	51.2	2.0
Denmark	(0.6)	-	0.4	-	2.2	0.1	0.6	-
France	17.2	0.8	23.4	1.5	35.4	1.5	(133.5)	(5.3)
Germany	4.3	0.2	0.5	-	15.3	0.7	11.8	0.5
Italy	3.9	0.2	(0.2)	-	1.7	0.1	0.2	-
Luxembourg	4.2	0.2	12.2	0.8	9.6	0.4	(12.4)	(0.5)
Netherlands	14.4	0.7	110.4	7.2	(2.0)	(0.1)	172.1	6.9
Portugal	-	n/a	-	n/a	0.6	-	1.6	-
Spain	232.2	11.0	54.7	3.6	75.2	3.3	196.4	7.8
Sweden	0.3	-	2.6	0.2	2.1	0.1	3.6	0.1
Switzerland	20.7	1.0	5.9	0.4	(0.5)	0.0	13.4	0.5
United Kingdom	82.1	3.9	14.1	0.9	134.6	5.9	0.9	0.1
Nafta
Canada	2.8	0.1	-	-	14.4	0.6	19.9	0.8
Mexico	24.2	1.2	-	-	-	-	-	-
United States	143.5	6.8	167.2	10.9	(36.3)	(1.6)	77.5	3.1
Other
Australia	n/a	n/a	n/a	n/a	n/a	n/a	0.3	-
Bahamas	34.1	1.6	44.1	2.9	35.9	1.6	50.7	2.0
Bermuda	7.2	0.3	223.5	14.6	(59.4)	(2.6)	-	-
Cayman Islands	2.2	0.1	2.3	0.2	3.2	0.1	0.7	-
Chile	3.4	0.2	(42.9)	(2.8)	12.4	0.5	13.8	0.6
Colombia	n/a	n/a	n/a	n/a	n/a	n/a	16.0	0.6
Ecuador	7.4	0.4	-	-	-	-	-	-
Israel	0.1	-	-	-	-	-	-	-
Japan	3.4	0.2	39.0	2.6	-	-	-	-
New Zealand	13.8	0.7	-	-	-	-	42.2	1.7
Panama	10.5	0.5	5.8	0.4	8.1	0.4	(24.6)	(1.0)
Peru	1.2	0.1	-	-	-	-	-	-
Virgin Islands	3.6	0.2	7.8	0.5	14.1	0.6	(13.7)	(0.5)
Other	704.7	33.5	216.5	14.2	1,191.1	52.0	993.3	39.7
Total	2,105.7	100.0	1,528.6	100.0	2,289.1	100.0	2,504.8	100.0
___________________
n/a: not available
(1)           Preliminary data.
Source:  Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

Banco Central’s decision in June 2013 to discontinue the use of a monetary policy rate determined by reference to a short term interest rate as its principal monetary policy tool and to revert to using the monetary base by managing monetary aggregates, for instance the amount of money in circulation and bank deposits levels, seeks to mitigate inflationary pressures while avoiding continued appreciation of the Uruguayan peso.  Banco Central’s use of the short term interest rate as its main monetary policy tool in an international environment characterized by depressed interest rates was considered ineffective to control inflation.  Capital inflows resulted in an appreciation of the Uruguayan peso. See “—Foreign Exchange.”  Banco Central is currently committed to managing monetary aggregates (M1) with the aim of controlling inflation.

Banco Central also broadened the inflation target range from 4.0-6.0% to 3.0-7.0% starting in July 2014 and announced that it expects to maintain this range for 24 months.

Liquidity and Credit Aggregates

The following table sets forth selected monetary indicators for the periods indicated.

Selected Monetary Indicators
(percentage change based on peso-denominated data)

	2008	2009	2010	2011	2012	12 months ended May 31, 2013(1)
M1 (% change)(2)	17.9%	15.2%	30.0%	20.8%	11.2%	8.8%
M2 (% change)(3)	17.3	14.9	31.0	22.1	10.3	8.6
Credit from the financial system (% change)	58.7	(13.1)	24.1	14.1	18.3	17.8
Average annual peso deposit rate (end period)	5.4	4.9	4.8	5.5	5.2	4.6
Monetary policy rate (TPM)	7.75	6.25	6.50	8.75	9.00	9.25
Average money market rate (TMM) (period end)	4.99	6.20	6.50	8.75	9.00	9.23
___________________
(1)           Preliminary data.
(2)           Currency in circulation plus peso-denominated demand deposits.
(3)           M1 plus peso-denominated savings deposits.

Source: Banco Central.

Inflation

Consumer prices increased 8.2% in the 12-month period ended June 30, 2013, compared to 8.0% in the 12-month period ended June 30, 2012.  Wholesale prices increased 1.7% for the 12-month period ended June 30, 2013, compared to 7.4% in the 12-month period ended June 30, 2012.

Foreign Exchange

The following table sets forth the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)
(pesos per US$)

	High	Low	Average	Period-End
2008	24.520	19.079	20.947	24.350
2009	24.350	19.534	22.543	19.627
2010	21.329	19.042	20.072	20.094
2011	20.426	18.300	19.300	19.898
2012	22.099	19.111	20.321	19.399
For the 12 months ended June 30, 2013	22.063	18.858	20.003	20.547
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(1)           Daily interbank end-of-day bid rates.

Source: Banco Central.

As of July 26, 2013 the exchange rate stood at Ps. 21.320 per US$1.00.

THE BANKING SECTOR

Uruguay’s Banking System Following the 2002 Crisis

During the first five months of 2013, deposits of the non-financial sector with the financial system grew by 6.0%, or US$1.4 billion, to US$24.6 billion.  Likewise, credit extended to the non-financial sector by the banking system increased from US$13.2 billion as of December 31, 2012 to US$13.7 billion as of May 31, 2013.

PUBLIC SECTOR FINANCES

In the 12-month period ended May 31, 2013, Uruguay’s public sector overall balance generated a deficit of US$1.0 billion (2.0% of GDP), compared to a deficit of US$673 million (1.6% of GDP) for the same period ended May 31, 2012.

For the 12-month period ended May 31, 2013, Uruguay’s public sector primary balance recorded a surplus of US$386 million (0.7% of GDP), compared to a surplus of US$547 million (1.1% of GDP) for the 12-months ended May 31, 2012.

PUBLIC SECTOR DEBT

On July 8, 2009, Congress passed Law No. 18,519, which amended National Debt Law No. 17,947.  Under the National Debt Law, as amended, the government may incur debt, provided that the net debt of the government on the last day of the prior fiscal year shall not exceed by an amount set forth in the National Debt Law for each fiscal year the outstanding net public debt as of the last day of the preceding fiscal year.  The amounts set forth in the National Debt Law for any given year can be doubled if extraordinary and unforeseen circumstances occur.  For 2009, and subsequent years until a new law is passed, the amount of debt over and above the net debt outstanding as of the last day of the prior fiscal year contemplated in the National Debt Law is US$350.0 million.  In the Rendición de Cuentas for fiscal year 2010 relating to the Budget 2010-2014 approved by Congress, the government increased this amount for the years 2011 to 2014 to 5.5 billion UIs (equivalent to approximately US$693 million as of December 31, 2011).

The National Debt Law is an instrument of fiscal responsibility that imposes a ceiling on the annual increase in the net liabilities of the consolidated public sector.  For the purpose of the National Debt Law, consolidated public sector liabilities comprise, in addition to gross total public debt (defined as the overall financial liabilities of the consolidated public sector (i.e., central government, public sector enterprises and Banco Central) with third parties), the monetary base.  In addition, the National Debt Law requires that in determining whether the limits have been exceeded, monetary assets and liabilities generally be valued (in Pesos) at the time they were acquired or incurred.  The valuation methodology for the debt in the National Debt Law values the initial stock of assets and liabilities denominated in a different currency than the UI at market value as of the end of the prior year while all assets or liabilities contracted during the year are recorded at the market value at the time of the contract/acquisition.

In March 2013, Banco Central adjusted its criteria with respect to the publication of the public sector debt statistics to adopt fully those followed by the IMF and the World Bank.  Prior to 2013, deposits of the non-financial public sector held with Uruguay’s banking system had been deducted from Uruguay’s gross domestic public sector debt.  According to the new methodology adopted by Banco Central, deposits of the non-financial public sector held with Uruguay’s banking system are solely recorded as assets and are no longer deducted from gross domestic public sector debt to make Uruguayan statistics comparable with statistics published by other countries that follow the IMF and World Bank’s methodology.  Data relating to gross domestic public debt for prior years has been restated following this new methodology.  The change in reporting methodology has no impact on Uruguay’s data regarding total gross public external debt.

Domestic Debt

As of July 26, 2013, the government had issued an aggregate principal amount equivalent to approximately US$490 million in debt under the peso-denominated debt issuance program established for the February-July 2013 period, providing for the issuance of debt securities in the domestic market on a monthly basis for up to an aggregate principal amount of approximately US$530 million.

Total Public Debt

The total gross public sector debt stood at US$31.2 billion (60.8% of GDP) on March 31, 2013, compared to US$31.1 billion (62.4% of GDP) on December 31, 2012.

As of March 31, 2013, 38.1% of the total gross public debt was denominated in foreign currencies and 61.9% in Uruguayan pesos, compared to 42.7% and 57.3%, respectively, as of December 31, 2012. For more information see “Tables and Supplemental Information” on the 18-K Report of the Republic of Uruguay for the year ended December 31, 2012.